IPORUSSIA, INC.
936A BEACHLAND BOULEVARD
SUITE 13
VERO BEACH, FLORIDA 32963
(772) 231-7544

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

December 11, 2007

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share (“Common Stock”), of IPORUSSIA, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited.  You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

We intend to enter into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Bonds.com Holdings, Inc., a privately-held Delaware corporation (“Bonds.com Holdings”), on or about December 21, 2007, which contemplates a change in control of the Company (the “Merger”), and pursuant to which, among other things, our wholly-owned subsidiary, Bonds.com Holdings Acquisition, Inc. would be merged with and into Bonds.com Holdings, with the surviving corporation, Bonds.com Holdings becoming our wholly-owned subsidiary. In connection with the Merger, we would issue to all holders of Bonds.com Holdings common stock (other than those Bonds.com Holdings stockholders who elect to exercise their dissenters’ rights under the provisions of the Delaware General Corporation Law (“Dissenting Stockholders”)), shares of our Common Stock in exchange for their shares of Bonds.com Holdings common stock.  In addition, we also would issue options and warrants to purchase shares of our Common Stock in exchange for similar options and warrants of Bonds.com Holdings that are issued and outstanding immediately prior to the consummation of the Merger.  Assuming that there are no Dissenting Stockholders, the existing securityholders of Bonds.com Holdings would own shares of our Common Stock and options or warrants to purchase shares of our Common Stock, collectively constituting approximately 95% of our issued and outstanding capital stock (assuming the exercise of all outstanding options, warrants and other rights to purchase shares of Common Stock) immediately after the consummation of the Merger.

Upon the consummation of the Merger we would experience a change in control, will cease being a shell company and Bonds.com Holdings would become our wholly-owned subsidiary.

Shortly after the completion of the Merger we would effect a short-form merger pursuant to which Bonds.com Holdings will be merged with and into the Company, with the Company being the surviving corporation, and in connection with such merger we would change our name to Bonds.com Holdings, Inc.

Additionally, in connection with the Merger, under the terms of the Merger Agreement we would experience a change in a majority of our Board of Directors.

We have not entered into any binding or enforceable agreement with respect to the Merger, and no such agreement is expected to be executed until the consummation, if any, of the Merger  Accordingly, there is no assurance that the Merger will occur, or that the anticipated terms of the Merger described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Merger and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. The terms of the Merger and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change.   Upon the consummation of the Merger, we expect to file a Current Report on Form 8-K to disclose our entering into the Merger Agreement and the consummation of the Merger.  The description of the Merger and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in the Current Report on Form 8-K.   All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Merger, its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Merger not to be consummated or may cause the actual terms, consequences of the Merger and related events and transactions to be materially different from those in the descriptions in this Information Statement, we are unable to perform our closing obligations with respect to the Merger, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts, the Risk Factors set forth in our Form 10-KSB/A filed with the Securities and Exchange (“SEC”) Commission on July 11, 2007 which are incorporated herein by reference, and similar matters.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Merger.  Accordingly, the closing of the Merger and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement.  This Information Statement will be first delivered to the Company’s stockholders of record on or about December 11, 2007.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

CHANGE IN CONTROL

On or about December 21, 2007, we intend to enter into the Merger Agreement with Bonds.com Holdings, the terms of which provide for a change in control of the Company (which we refer to above and throughout this Information Statement as the “Merger”) and to also consummate the Merger.  Pursuant to the proposed terms of the Merger Agreement with Bonds.com Holdings, among other things, our wholly-owned subsidiary, Bonds.com Holdings Acquisition, Inc. would be merged with and into Bonds.com Holdings, with Bonds.com Holdings becoming our wholly-owned subsidiary thereafter. Additionally, the securityholders of Bonds.com Holdings collectively would exchange their (i) shares of common stock of Bonds.com Holdings, par value $0.0001 per share (the “Bonds.com Holdings Common Stock”), for shares of our Common Stock; (ii) options to purchase shares of Bonds.com Holdings Common Stock (each a “Bonds.com Holdings Option”) for similar options to purchase shares of our Common Stock and (iii) warrants to purchase shares of Bonds.com Holdings Common Stock (each a “Bonds.com Holdings Warrant”) for similar warrants to purchase shares of our Common Stock. Assuming that there are no Dissenting Stockholders, the existing securityholders of Bonds.com Holdings would own shares of our Common Stock and options or warrants to purchase shares of our Common Stock, collectively constituting approximately 95% of our issued and outstanding capital stock (assuming the exercise of all outstanding options and warrants) immediately after the consummation of the Merger.  Unless otherwise provided herein, all share information provided in this Information Statement reflects a 1 for 29.1069351 reverse split of our shares of Common Stock which is expected to be completed on or around December 18, 2007 (the “Reverse Split”).

More specifically, upon the consummation of the Merger:

●
in exchange for each share of Bonds.com Holdings Common Stock outstanding as of immediately prior to the consummation of the Merger we will issue to such Bonds.com Holdings’ stockholders (other than any Dissenting Stockholders) 6.2676504 shares of our Common Stock, for an aggregate of 57,542,704 shares of our Common Stock;

●
in exchange for each Bonds.com Holdings Option outstanding as of immediately prior to the consummation of the Merger we will issue to such Bonds.com Holdings Option holders an option to purchase 6.2676504 shares of our Common Stock, for options exercisable for an aggregate of 1,890,406 shares of our Common Stock, at a per share exercise price equal to the exercise price applicable to each such Bonds.com Holdings Option divided by 6.2676504, and upon such other terms and conditions provided with respect to such Bonds.com Holdings Option; and

●
in exchange for each Bonds.com Holdings Warrant outstanding as of immediately prior to the consummation of the Merger we will issue to such Bonds.com Holdings Warrant holders a warrant to purchase 6.2676504 shares of our Common Stock, for warrants exercisable for an aggregate of 4,942,264 shares of our Common Stock, at a per share exercise price equal to the exercise price applicable to each such Bonds.com Holdings Warrant divided by 6.2676504, and upon such other terms and conditions provided with respect to such Bonds.com Holdings Warrant.

As a requirement of the Merger, immediately after the consummation thereof, our Board of Directors would consist of our current director and the four members of the Board of Directors of Bonds.com Holdings immediately prior to the consummation of the Merger; provided, however, that if the closing of the Merger shall occur less than ten days after the later of the date of (i) the filing of this Information Statement with the SEC or (ii) the mailing of this Information Statement to our stockholders, then only one of the four directors of Bonds.com Holdings would be appointed as a director immediately after the consummation of the Merger and the other three directors would not be appointed until the applicable ten-day period has expired.  The addition of Bonds.com Holdings’ four directors to our Board of Directors would result in a change in a majority of our Board.

Upon the consummation of the Merger, we would experience a change in control, will cease being a shell company and Bonds.com Holdings would become our wholly-owned subsidiary.  Shortly after the Merger, Bonds.com Holdings would be merged with and into the Company with the Company being the surviving corporation and we would change our name to Bonds.com Holdings, Inc. in connection with such merger.

VOTING SECURITIES

As of December 11, 2007, we had 98,428,703 shares of Common Stock (without giving effect to the prospective Reverse Split) and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of December 11, 2007

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o IPORUSSIA, Inc.,  936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963.

The following information is presented as of December 11, 2007.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned (1)(2)	Percent of Class (3)

5% or Greater Stockholders:
KI Equity Partners VI, LLC 5251 DTC Parkway, Suite 1000 Greenwood Village, Colorado 80111	Common Stock	73,684,211 Shares	74.72%
Garisch Financial, Inc. 2395 Woodglen Drive Aurora, IL 60502	Common Stock	7,000,000 Shares	7.10%
Directors and Named Executive Officers:
Kevin R. Keating	Common Stock	2,000,000 Shares	2.03%

All directors and executive officers as a group (1 person)	Common	2,000,000 Shares	2.03%

______________________________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of Common Stock subject to options or warrants anticipated to be exercisable or convertible at or within 60 days of December 11, 2007 are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

(2)	Does not give effect to the 1 for 29.1069351 prospective Reverse Split which is expected to be completed on or around December 18, 2007.

(3)	Based upon 98,428,703 shares of Common Stock issued and outstanding as of December 11, 2007.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of our Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o Bonds.com Holdings, Inc. 1515 South Federal Highway, Suite 212, Boca Raton, Florida 33432.

The following information is presented on a forward-looking basis assuming the consummation of the Merger on the terms set forth in the Merger Agreement.  Additionally, all share information gives effect to the prospective Reverse Split.  Solely for purposes of calculating the number of shares exercisable within 60 days of consummation of the Merger, we have assumed that the Merger will become effective on December 21, 2007.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Number of Shares Beneficially Owned (1)	Anticipated Percent of Class (2)

Anticipated 5% or Greater Stockholders:
John J. Barry IV	Common Stock	20,714,992 Shares	34.0%

John Barry III	Common Stock	20,724,388 Shares	34.0%

Christopher Moody (3)	Common Stock	3,911,869 Shares	6.4%

Anticipated Directors and Named Executive Officers:

John J. Barry IV	Common Stock	20,714,992 Shares	34.0%

William M. Bass (4)	Common Stock	413,225 Shares	*

John Barry III	Common Stock	20,724,388 Shares	34.0%

Christopher Moody (3)	Common Stock	3,911,869 Shares	6.4%

Kevin R. Keating	Common Stock	68,713 Shares	*

All directors and executive officers as a group (5 persons) (4)	Common Stock	45,833,187 Shares	74.5%

___________________________

* Less than 1%

(1)
Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Merger are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)
Based upon 60,930,879 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Merger, which also gives effect to the prospective Reverse Split (subject to possible adjustments, of an immaterial nature, as a result of round lot adjustments to be made in connection with the Reverse Split).

(3)
Includes 2,926,812 shares of Common Stock and 189,359 shares of Common Stock issuable upon exercise of warrants held by Christopher D. Moody Revocable Trust of which Mr. Moody is sole trustee.  Also includes 795,698 of the 1,591,395 shares of Common Stock held by Valhalla Investment Partners. Mr. Moody, who is an officer of Valhalla Investment Partners, shares 50% of the voting and dispositive power with respect to the shares owned by Valhalla Investment Partners, and therefore disclaims beneficial ownership as to 50% of such shares.  Does not include an aggregate of 189,346 shares of Common Stock and 94,680 shares of Common Stock issuable upon exercise of warrants held by irrevocable trusts for the benefit of Mr. Moody’s children of which he has no control and disclaims beneficial ownership.

(4)
Reflects a stock option granted to Mr. Bass which may be exercised until February 1, 2017, for up to 1,652,899 shares of Common Stock, at an exercise price of $0.50 per share, the right to exercise up to 413,225 shares which shall have vested within 60 days after the consummation of the Merger.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth the respective names, ages and positions of our current directors and executive officers.

Name	Age	Position

Kevin R. Keating	66	Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and Director

 Kevin R. Keating has been Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of the Company since March 2007.  Since, June 2004, Mr. Keating also has been the managing member of Vero Management, LLC, which provides administrative and financial consulting services for micro-cap public companies.  For more than 40 years, he has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965.  From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the needs of high net worth individual investors. Most recently, Mr. Keating served as a registered representative of Brookstreet Securities Corp. from June 1994 through December 2006. Additionally, Mr. Keating currently serves as director on the boards of Catalyst Lighting Group, Inc., 99 Cent Stuff, Inc., Blue Holdings, Inc., People’s Liberation, Inc., DigitalFX International, Inc., Frezer, Inc. and QuikByte Software, Inc. He is also the sole officer and director of Wentworth II, Inc., Wentworth IV, Inc., Wentworth V, Inc., Wentworth VI, Inc., Wentworth VII, Inc. and Wentworth VIII, Inc., all of which are publicly-reporting, non-trading blank check companies.

Kevin R. Keating is the father of Timothy J. Keating, the managing member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity Partners VI, LLC (“KI Equity”).

New Directors and Executive Officers

Upon the consummation of the Merger, we would make the following changes to our Board of Directors and executive officers:

●
immediately after the consummation of the Merger, we would increase the size of our Board of Directors from one to five, and Kevin R. Keating, our current director would appoint John J. Barry IV, William M. Bass, Christopher Moody and John Barry III to fill the four vacancies, three of which directors will be non-employee directors; provided, however, that if the closing of the Merger shall occur less than ten days after the later of the date of (i) the filing of this Information Statement with the SEC or (ii) the mailing of this Information Statement to our stockholders, then only John J. Barry IV would be appointed as a director immediately after the consummation of the Merger and the other three new directors would not be appointed until the applicable ten-day period has expired.

●
Mr. Keating would resign as an officer of the company and our Board of Directors would appoint all of the current executive officers of Bonds.com Holdings to serve in the same positions with the Company in which they served with Bonds.com Holdings.

The following table sets forth the respective names, ages and positions of our anticipated directors, executive officers and key employees on a forward-looking basis assuming the Merger is consummated. All of the directors identified below will be elected to the Board of Directors immediately after the consummation of the Merger; provided, however, that if the closing of the Merger shall occur less than ten days after the later of the date of (i) the filing of this Information Statement with the SEC or (ii) the mailing of this Information Statement to our stockholders, then only John J. Barry IV would be appointed as a director immediately after the consummation of the Merger and the other three new directors would not be appointed until the applicable ten-day period has expired, and their terms would run until our annual meeting of stockholders in 2008.

Names of Anticipated Officers and Directors	Age	Position

John J. Barry IV	35	President, Chief Executive Officer and Chairman
William M. Bass	61	Executive Vice President and Director
John Barry III	62	Director
Christopher Moody	34	Director
Kevin R. Keating	66	Director

Anticipated Executive Officers and Directors

John J. Barry IV has been the President and Chief Executive Officer since May 5, 2006 and a member of the Board of Bonds.com Holdings since October 18, 2005, and it is anticipated that he will hold the same positions with the Company immediately after the consummation of the Merger.  Mr. Barry has also served on the board of the Company’s subsidiaries Bonds.com, Inc. and Bonds.com Wealth Management, LLC since October 4, 2007 and July 27, 2007, respectively.  Mr. Barry has over 12 years of experience in developing trading operations from the start up phase to a profitable mature business operation.  Mr. Barry began his career in 1994 with G.X. Clarke, a government and agency bond dealer. From 1995 to August of 2000, Mr. Barry was employed by the broker-dealer services division of ABN-Amro – LaSalle National Bank in Boca Raton, Florida, where he served as an underwriter and trader of callable structured debt designed for retail and smaller institutions.  From 2000 to August 2002, Mr. Barry was employed by Amherst Securities as managing director/division head/partner where he was solely responsible for creating an agency trading division.  From August 2002 to August 2005, Mr. Barry was employed by Sovereign Bank as managing director/division head to increase its sales and trading product mix within its Securities Corporation.

Mr. Barry graduated in 1994 with a Bachelor of Science degree in Psychology from Georgetown University.

William M. Bass has been the Executive Vice President and a Director of Bonds.com Holdings since February 1, 2007, and it is anticipated that he will hold the same positions with the Company immediately after the consummation of the Merger.  He has also been the President and Chief Executive Officer of our subsidiary, Bonds.com, Inc. since October 4, 2007 and its other subsidiary, Bonds.com Wealth Management, LLC, since July 24, 2007.

Mr. Bass has been a senior executive in the capital markets business for over 20 years with a fixed income securities career dating to 1971.  From 2000 to November 2006, Mr. Bass was President and CEO of Sovereign Securities Corporation, LLC (“SSC”), which focused on fixed income securities business with institutional portfolio managers.  SSC is a separately capitalized, wholly-owned and registered broker dealer subsidiary of Sovereign Bank, headquartered in Philadelphia, PA.  From 1999 to 2000, Mr. Bass served as Executive Vice President and Chief Operating Officer of Redwood Financial Services, a subsidiary of Redwood Trust Company, where he reported to the division heads of Trading, Information Technology, Underwriting and Collateral Control, and Financial Reporting.  Prior to his employment with Redwood, from 1993 to 1998, Mr. Bass, served as Senior Managing Director of CoreStates Securities Corporation and CoreStates Capital Markets and the predecessor firms, Meridian Securities, Inc. and Meridian Capital Markets.  At these firms he was responsible for Institutional Trading and Sales, Administration and Account Management, and Business Development.  Prior to his employment with Meridian and CoreStates, Mr. Bass was President and co-founder of Dominion Financial Services (“DFS”), in 1991, which was a provider of bankcard processing services.  He later sold his interest in DFS to his partner and co-founder in order to join Meridian Bank.  From 1989 until 1991, Mr. Bass pursued a number of financial and investment related ventures.  From 1985 to 1988, Mr. Bass was a Senior Vice President with Sovran Investment Corporation, a subsidiary of Sovran Bank in Richmond, VA..  Here he reorganized and directed the fixed income trading, and analytics departments, and established the market risk management functions.   From 1978 until 1985, Mr. Bass was Vice President and head of competitive and negotiated municipal bond underwriting at Bevill, Bressler, and Schulman (“BBS”) in Livingston, New Jersey.  During this time, he was promoted to Senior Vice President and Manager of the Municipal Bond Department.  Founded in 1972, BBS was a privately owned full service investment banking firm.  While at BBS, he was responsible for the day-to-day activities of the municipal bond trading, sales, underwriting, and public finance departments.  Mr. Bass began his financial services career in 1972 as a junior municipal bond trader at United Municipal Investment Corporation in Memphis, Tennessee.

Mr. Bass has held executive management positions with NASD-registered Broker/Dealers with responsibility for trading, institutional sales, fixed income analytics, compliance, and administration.  Mr. Bass attended the University of Georgia where he studied Engineering and Business Management.

John Barry III has been a director of Bonds.com Holdings since October 18, 2005, and the Chairman of the Board since November 30, 2006, and it is anticipated that he will hold the same positions with the Company immediately after the consummation of the Merger. Mr. Barry started his career in the Fixed Income markets in 1970, working at American Security and Trust as a portfolio manager. In 1974 he went to work at NCNB in Charlotte, North Carolina. There he ran funding for the corporation. In 1976 he was recruited by Goldman Sachs and spent his career working with major institutions.  He retired from Goldman in 1997. In 2000 he came out of retirement to work at Amherst Securities as a managing director/partner and office principal. In August 2002 he moved to Sovereign Bank where he was the office principal until August 2005.  Mr. Barry graduated from Georgetown University in 1967 with a Bachelor degree in Business, majoring in Finance.

Christopher Moody has served as a member of the Board of Bonds.com Holdings since September 26, 2007 and it is anticipated that he will serve on the board of the Company following the consummation of the Merger. Since January 2003, Mr. Moody has been the Vice President and Treasurer of Valhalla Management, Inc and Co-Managing Member of Viking Management, each of which are General Partners of various hedge funds, which collectively have total assets under management exceeding $325 Million.  Each of these hedge funds are primarily engaged in the active trading of equity indexes.  Prior to Mr. Moody’s role at Valhalla Management, Inc. and Viking Management, LLC, he was a Financial Advisor for UBS-PaineWebber from 1997 until 2003, and a Financial Advisor with American Express from 1996 until 1997.

Mr. Moody graduated from Lehigh University in 1996 with a BS in Finance.

Kevin R. Keating.  Mr. Keating’s biography is set forth in the section titled Current Directors and Executive Officers above.

Anticipated Significant Employees

Leslie-Anne Moore has been a Vice President and Chief Compliance Officer of Bonds.com Holdings since July 2007, and it is anticipated that she will continue in such position after the consummation of the Merger.   She has also served as the Chief Compliance Officer, Chief Financial Officer and Anti-Money Laundering Compliance Officer of our subsidiary, Bonds.com, Inc. since October 4, 2007.  Ms. Moore has held positions as Chief Compliance Officer and Anti-Money Laundering Compliance Officer for several broker-dealers, an electronic compliance network, an investment adviser and a mutual fund company.  From September 2003 through February 2007, Ms. Moore served as the Chief Compliance Officer reporting directly to the General Counsel for the parent company of The Weiss Fund in Palm Beach Gardens, FL.  From September 2003 to August 2007, Ms. Moore served as Chief Compliance Officer for The Weiss Fund and reported directly to the Board of Directors for the Fund. From January 2001 to July 2002, Ms. Moore was the Compliance Officer for NexTrade, Inc, an ECN registered with the SEC.  In From September 1999 to January 2001, Ms. Moore as Chief Financial Officer and Chief Compliance Officer of Point Direx Securities, LLC in Orlando, Florida, which was a day-trading firm that employed approximately 65 day traders.  From April 1991 to September 1999, Ms. Moore worked at Your Discount Broker, Inc., in Boca Raton, Florida, as its Trading/Operation and Compliance Manager.  Ms. Moore began her securities career in 1977 at Kuhn Loeb where she worked in the Research Department.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only limited resources.  Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.  After the consummation of the Merger and our acquisition of Bonds.com Holding’s business, assuming that the Merger is consummated, we expect to create one or more of such committees as determined by our Board of Directors, provided that we will be required to have audit and compensation committees when, and if, our shares of Common Stock commence trading on the Nasdaq Capital or Global Market or on a national securities exchange such as the AMEX.

Board of Directors’ Meetings

From January 1, 2007 through the date of this Information Statement, we did not hold any meetings of the Board of Directors.

Voting Agreement

Messrs. John Barry III and John J. Barry IV, who, in the aggregate, will own greater than 50% of the issued outstanding shares of our Common Stock after the Merger, have agreed to enter into a voting agreement to vote to elect a designee of KI Equity to serve on our Board of Directors for a period of one (1) year following the closing of the Merger.  It is anticipated that Kevin R. Keating will remain a director of the Company to serve as such designee.

Director Independence

At this time, the Company is not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of its directors be independent.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s current fiscal year through the date of this Information Statement, and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

EXECUTIVE COMPENSATION

Compensation of Company Executive Officers and Directors

Summary Compensation Table

The following table sets forth the compensation earned for services rendered to the Company for the two most recently completed years by our Chief Executive Officer and our other most highly compensated executive officers whose total compensation during the year ended December 31, 2006 exceeded $100,000.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)

Vladimir F. Kuznetsov CEO and President	2006 2005	$92,575 $80,500	--- ---	--- ---	$55,472 ---	--- ---	--- ---	$7,815 $7,628	$155,862 $88,128
Leonard W. Suroff EVP, Secretary and Treasurer	2006 2005	$109,329 $100,732	--- ---	--- ---	$55,472 ---	--- ---	--- ---	$4,422 $4,824	$169,223 $105,556

(1)
Due to the Company’s financial condition during 2005 and 2006, only a portion of the annual salaries to Messrs. Kuznetsov and Suroff as reflected in the above table were paid to them with the remaining unpaid portion having been accrued. At December 31, 2006, accrued but unpaid salary for Mr. Kuznetsov and Mr. Suroff were $82,150 and $152,376, respectively.  A portion of these deferred salaries were paid to Mr. Kuznetsov and to Mr. Suroff’s estate in March 2007, in the amount of $9,700 and $89,594.79, respectively, in connection with the purchase of the Company’s shares of Common Stock by KI Equity.

In March 2007, Kevin R. Keating became the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and the sole director of the Company.  Mr. Keating has not received any compensation for his services as an officer and director of the Company.

Option Equity Awards at end of Last Fiscal Year

At the end of our fiscal year ended December 31, 2006, Messrs. Kuznetsov and Suroff each held options exercisable for 500,000 shares of our Common Stock.  All of these options were terminated in March 2007, as a result of KI Equity’s acquisition of a controlling interest in the Company.

Director Compensation

The following table sets forth the compensation paid to our sole non-employee director during the year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation	All Other Compensation ($)	Total Compensation ($)

Richard Bernstein	---	---	$55,472	---	---	---	$55,472

Employment Contracts

None of our executive officers has an employment agreement with the Company.

Compensation of Bonds.com Holdings Executive Officers and Directors

Summary Compensation Table

In connection with the consummation of the Merger, we anticipate that Bonds.com Holdings current executive officers will become executive officers of the Company.  The following table sets forth the compensation earned for services rendered to Bonds.com Holdings, for the two most recently completed years by our Chief Executive Officer and our other most highly compensated executive officers whose total compensation during the year ended December 31, 2006 exceeded $100,000.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)

John J. Barry IV President, CEO and Chairman	2006 2005	$5,000 ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	$5,000 ---
William M. Bass Executive Vice President (1)	2006 2005	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---

(1)           Mr. Bass commenced employment with Bonds.com Holdings in February 2007.

Outstanding Equity Awards at end of Last Fiscal Year

The following table provides information as to options held by each of the named executive officers of Bonds.com Holdings at December 31, 2006.  The figures set forth in the table reflect the anticipated exchange of Bonds.com Holding Options for Company Options, at the at the applicable rate of exchange, upon the consummation of the Merger.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

John J. Barry IV	---	---	---	---	---	---	---	---	---

William M. Bass	---	---	---	---	---	---	---	---	---

On February 1, 2007, pursuant to the provisions of his Employment Agreement with Bonds.com Holdings, William M. Bass was granted an option to purchase 263,719 shares of Bonds.com Holdings Common Stock, which will be exchanged for Company Options to purchase 1,652,899 shares of Common Stock, at an exercise price of $0.50 per share.  The option, which is exercisable until February 1, 2017, vests with respect to one-eighth of the total number of shares available thereunder, after each six month period.  As of the date of this Information Statement the option has vested with respect to 206,612 shares of Common Stock.

Director Compensation

Bonds.com Holdings has historically not paid any of its directors for their services as directors.

Employment Contracts

Effective as of February 1, 2007, Bonds.com Holdings entered into an Employment Agreement with William M. Bass, its Executive Vice President and the President and Chief Financial Officer of its broker-dealer subsidiary, Bonds.com, Inc.  Mr. Bass’s Employment Agreement, which provides for a term of five years, will be assumed by us upon the merger of Bonds.com Holdings with and into the Company shortly after the closing of the Merger.  Mr. Bass’s Employment Agreement provides for an initial base salary of $125,000 per year, which is to be increased to $175,000 per year beginning on

January 1, 2008. Mr. Bass is also entitled to receive certain performance-based bonus payments, within 30 days after the end of each calendar quarter and was granted the stock option described above.  Mr. Bass also is entitled to participate in Bonds.com Holdings’ employee compensation and other benefit programs.  In addition, he is entitled to reimbursement for all documented reasonable expenses incurred in connection with the fulfillment of his duties.  Mr. Bass's employment may be terminated with or without cause.  If his employment is terminated without cause, Mr. Bass is entitled to a severance payment equal to (i) his base salary for the remainder of the term of his Employment Agreement, payable on the regular payment dates; (ii) any bonus payments payable for the calendar quarter in which his employment is terminated; and (iii) a lump sum payment equal to 50% of the compensation paid to him during the four consecutive quarters prior to termination in which he received the highest aggregate compensation.  In addition, the stock option granted to him will accelerate and become fully vested.  Mr. Bass may terminate his Employment Agreement at any time upon at least 30 days prior written notice.

Mr. Bass has agreed to devote his full business time and attention to the business of the Company and its subsidiaries and has also agreed not to compete with the Company’s business during his employment and for a period of one year thereafter.  Mr. Bass has also agreed, for a period of one year after the termination of his employment, not to solicit any of the Company’s employees, customers, suppliers or consultants.

2006 Equity Plan

On August 15, 2006, Bonds.com Holdings adopted its 2006 Equity Plan (the “Plan”).  Under the Plan, the Company may grant incentive stock options, non-statutory stock options and stock purchase rights to employees, directors, and consultants of the Company (except for incentive stock options which may only be granted to employees).  Under the terms of the Plan, stock issued pursuant to the exercise of stock purchase rights are subject to repurchase by Bonds.com Holdings upon the termination of an employee’s employment.  The number of shares of Common Stock reserved for issuance under the Plan is 500,000 shares.  As of December 31, 2006, there was a non-statutory stock option granted to one employee under the Plan to purchase 37,894 shares of Bonds.com Holdings Common Stock.  The total number of shares of common stock reserved for issuance under the Plan will be increased to 3,133,825 shares of our Common Stock after giving effect to the Merger exchange ratio adjustment, of which there will be 2,896,318 shares remaining available for future grants after giving effect to the Plan options exchanged in the Merger.  We will obtain the approval of our stockholders to the assumption of the Plan, within 12 months after the closing of the Merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kevin R. Keating, is the father of Timothy J. Keating, the managing member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which is the majority stockholder of the Company. Keating Investments, LLC is also the managing member and sole owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity or Keating Securities, LLC and disclaims any beneficial interest in the shares of Common Stock owned by KI Equity.

Certain conflicts of interest exist and may continue to exist between us and our sole officer and director due to the fact that he has other business interests to which he devotes his primary attention. Kevin R. Keating may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company.

Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future. We have not established policies or procedures for the resolution of current or potential conflicts of interests between the Company, our officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and conflicts of interest may arise that can be resolved only through the exercise by management of their best judgment as may be consistent with their fiduciary duties, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of the Company’s stockholders and for which there will be no recourse. The Company may also engage advisors to assist it in seeking and identifying acquisition opportunities, and it is possible that Keating Investments, LLC, the managing member of KI Equity, may be engaged to act as a financial advisor in connection with the transaction for which it may earn a cash and/or equity fee.

Vero Management LLC currently provides administrative and financial consulting services to the Company for a fee if $24,000 per year.  Kevin R. Keating is the managing member of Vero Management, LLC.  The Company has also engaged Garisch Financial, Inc., a 5% or greater stockholder of the Company, to provide consulting services in consideration for 7,000,000 shares of common stock.  Except as set forth herein, as of the date of this Information Statement, we have not entered into any agreements to compensate, nor have we paid any compensation to, Kevin R. Keating for any services rendered or to be rendered by him as an officer of the Company. However, it is expected that Kevin R. Keating will be compensated for his services rendered and to be rendered to the Company, and that Kevin R. Keating may determine, or participate in the determination of, such compensation.

In connection with the consummation of the Merger, the Company will engage After Market Support, LLC (“AMS”), a wholly-owned subsidiary of Keating Investments LLC, to provide a comprehensive investor relations and after market support program (including development and execution of a plan for a NASDAQ listing) for a term of the earlier of (a) six (6) months or (b) until such time as the Company’s shares of Common Stock are listed on the Nasdaq Capital or Global Market.  Such engagement will be subject to renewal for an additional six (6) months at the option of the Company.  The Company will pay fees at a rate of $10,000 per month, which payments shall be made on a quarterly basis.  Kevin R. Keating’s son, Timothy J. Keating, is the President and Managing Member of Keating Investment LLC.

Additionally, in connection with the consummation of the Merger, we anticipate that we will enter into the following agreements and transactions with certain of our anticipated directors, executive officers and 5% stockholders:

Indemnification Agreements

We expect to enter into Indemnification Agreements with each person who becomes one of our directors or officers in connection with the consummation of the Merger, pursuant to which, among other things, we would indemnify such directors and officers to the fullest extent permitted by Delaware law, and provide for advancement of legal expenses under certain circumstances.

Registration Rights Agreement

Effective as of the closing date of the Merger, we will enter into a Registration Rights Agreement with KI Equity, Kevin R. Keating and Garisch Financial, Inc., currently our three principal stockholders, providing each of such stockholders with certain registration rights.

Voting Agreement

Messrs. John Barry III and John J. Barry IV, who, in the aggregate, will own greater than 50% of the issued outstanding shares of our Common Stock after the Merger, have agreed to enter into a voting agreement to vote to elect a designee of KI Equity to serve on our Board of Directors for a period of one (1) year following the closing of the Merger.  It is anticipated that Kevin R. Keating will remain a director of the Company to serve as such designee.

By Order of the Board of Directors
December 11, 2007